SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No ___)

CASTLIGHT HEALTH, INC.

(Name of Issuer)

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

March 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maverick Capital, Ltd. – 75-2482446
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,183,386(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,183,386(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,183,386(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.9%
12		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Includes 7,733,386 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maverick Capital Management, LLC – 75-2686461
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,183,386(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,183,386(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,183,386(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.9%
12		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Includes 7,733,386 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock.

CUSIP No. 14862Q100	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lee S. Ainslie III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,183,386(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,183,386(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,183,386(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.9%
12		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	Includes 7,733,386 shares of Class A Common Stock convertible at any time into shares of Class B Common Stock.

Item 1(a)	Name of Issuer:

Castlight Health, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Two Rincon Center
121 Spear Street, Suite 300
San Francisco, California  94105

Item 2(a)	Name of Person Filing:

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Maverick Capital, Ltd.;
(ii)	Maverick Capital Management, LLC; and
(iii)	Lee S. Ainslie III (“Mr. Ainslie”).

The Schedule 13G relates to Shares (as defined herein) held for the accounts of Maverick Capital, Ltd.’s clients.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

Item 2(c)	Citizenship:

(i)	Maverick Capital, Ltd. is a Texas limited partnership;
(ii)	Maverick Capital Management, LLC is a Texas limited liability company; and
(iii)	Mr. Ainslie is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class B Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e)	CUSIP Number:

14862Q100

Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4	Ownership

Ownership as of March 31, 2014 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person.

Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the Shares which are the subject of this filing through the investment discretion it exercises over its clients’ accounts.  Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd.  Mr. Ainslie is the manager of Maverick Capital Management, LLC and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s Regulations.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Page 6 of 9 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2014	MAVERICK CAPITAL, LTD.

	By:	Maverick Capital Management, LLC,
Its General Partner

		By:	Lee S. Ainslie III, Manager

			By:	/s/ John T. McCafferty
John T. McCafferty Under Power of Attorney dated February 13, 2003

Date: April 10, 2014	MAVERICK CAPITAL MANAGEMENT, LLC

	By:	Lee S. Ainslie III, Manager

		By:	/s/ John T. McCafferty
John T. McCafferty Under Power of Attorney dated February 13, 2003

Date: April 10, 2014	LEE S. AINSLIE III

	By:	/s/ John T. McCafferty
John T. McCafferty Under Power of Attorney dated February 13, 2003

Page 8 of 9 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated April 10, 2014, by and among Maverick Capital, Ltd., Maverick Capital Management, LLC, and Lee S. Ainslie III.

Page 9 of 9 Pages